Exhibit 99.2

Amarin Corporation plc

Period Ended 31 December 2004 Selected Data (UK GAAP - UNAUDITED)

	Three months ended 31 December					Twelve months ended 31 December
	2004				2003	2004				2003
	Continuing activities - existing	Continuing activities - acquisition	Discontinued activities	Total	Total	Continuing activities - existing	Continuing activities - acquisition	Discontinued activities	Total	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Revenue:
Licensing & development fees	—	—	—	—	(24)	—	—	—	—	1,715
Product sales & royalties	—	—	—	—	(3,030)	—	—	1,017	1,017	5,650
Total revenue	—	—	—	—	(3,054)	—	—	1,017	1,017	7,365

Cost of sales - direct costs	—	—	—	—	4,101	—		107	107	11,912

Total gross (loss)/profit	—	—	—	—	(7,155)	—	—	910	910	(4,547)

Operating expenses/(income):
Research & development	—	898	—	898	574	—	898	2,500	3,398	5,442
Selling, general & administrative	2,230	851	—	3,081	3,954	6,399	851	1,575	8,825	20,771
Foreign exchange (gain)/loss	(409)	326	—	(83)	—	(409)	326	—	(83)
Amortisation of intangible assets	65	102	—	167	1,366	497	102	—	599	5,466
Non recurring payment	—	891	—	891	—	—	891	—	891	—
(Gain) on renegotiation of Elan debt	—	—	—	—	—	—	—	—	—	(7,500)
Impairment charges	—	—	—	—	10,095	—	—	—	—	10,095
Other (income) - Valeant settlement	—	—	—	—	—	—	—	(2,000)	(2,000)	—
Total operating expenses	1,886	3,068	—	4,954	15,989	6,487	3,068	2,075	11,630	34,274

Operating (loss)	(1,886)	(3,068)	—	(4,954)	(23,144)	(6,487)	(3,068)	(1,165)	(10,720)	(38,821)

Exceptional income/(expense) - discontinued activities
Gain and escrow proceeds of Q4 2003 Swedish disposal	—	—	—	—	13,076	—	—	750	750	13,076
(Loss) on disposal of US operations and certain products	—	—	(696)	(696)	—	—	—	(3,143)	(3,143)	—
Gain on settlement of Elan debt on related sale of distribution rights	—	—	36	36	—	—	—	24,608	24,608	—

(Loss)/profit on ordinary activities before interest	(1,886)	(3,068)	(660)	(5,614)	(10,068)	(6,487)	(3,068)	21,050	11,495	(25,745)

Net interest receivable/(payable)				36	(192)				(150)	(835)

(Loss)/income before taxes				(5,578)	(10,260)				11,345	(26,580)

Income tax credit/(expense)				167	7,502				(7,333)	7,356
Dividends credit/(payable)				643	—				643	(24)
Net (loss)/income for the period				(4,768)	(2,758)				4,655	(19,248)

Weighted average shares - basic				36,310	17,940				22,557	17,093
Weighted average shares - diluted				36,922	17,944				22,557	17,097
									—	—
(Loss)/income per share:				$	$				$	$
Basic				(0.13)	(0.15)				0.21	(1.13)
Diluted				(0.13)	(0.15)				0.21	(1.13)

Amarin Corporation plc

Period Ended 31 December 2004 Selected Data (UK GAAP - UNAUDITED)

	As at 31 December
	2004	2003
	$’000	$’000

1. Selected Balance Sheet Data
Fixed assets
Tangible	427	1,031
Intangible	10,302	31,749
	10,729	32,780
Current assets
Stock	—	2,651
Deferred tax asset	—	7,500
Debtors	2,003	2,349
Cash	10,989	2,097
	12,992	14,597

Creditors - due within one year	(4,373)	(53,725)

Net current assets/(liabilities)	8,619	(39,128)

Creditors - due after one year	(2,000)	—
Provisions for liabilities and charges	(655)	—
Net assets/(liabilities)	16,693	(6,348)

Called up share capital (ordinary shares)	3,206	29,088
Treasury shares	(217)	—
Capital redemption reserve	27,633	—
Share premium account	87,072	70,223
Profit and loss reserve - brought forward (deficit)	(96,233)	(102,901)
Profit and loss reserve - current period (loss)	(4,768)	(2,758)

Shareholders’ funds/(deficit)	16,693	(6,348)

	Three months ended 31 December
	2004	2003
	$’000	$’000
2. EBITDA before exceptional items
Operating (Loss) for period	(4,954)	(23,144)
Amortisation	167	1,366
Depreciation	34	107
EBITDA before exceptional items	(4,753)	(21,671)

3.  The selected financial data set out above should be read in-conjunction with our 2003 20-F Annual Report which is filed with the SEC.

4.  As previously described, Amarin acquired the entire share capital of Laxdale Limited on 8 October 2004. From this date onwards, the results of Laxdale Limited have been consolidated into the results above and are disclosed within continuing activities under the acquisition column.

5.  At September 30, 2004, Amarin had a $5 million 5-year loan note owing to Elan. On September 29, Amarin’s non-executive chairman, Mr. Thomas Lynch, signed an agreement to acquire Elan’s entire debt and equity interest in Amarin, including the $5 million loan notes. On 7 October 2004, Mr. Lynch agreed to convert $3 million of the $5 million loan notes into ordinary shares with an option to convert the remaining $2 million at the offering price of any future equity financing. At 31 December 2004, there remains $2 million of loan notes outstanding with a maturity date of January 2009. The annual interest coupon payable by Amarin on the remaining $2 million of loan notes is 8% or $0.16 million.

6.  Basis of preparation - Going Concern

At 31 December 2004, Amarin had cash of $11.0 million. On the basis of forecasted cashflow information, Amarin is forecast to have sufficient cash to fund the group’s operating activities, including the planned phase III trials for Miraxion in Huntington’s disease, through the end of the summer of 2005.

Amarin intends to obtain additional funding through earning licensing fees from partnering its drug development pipeline and/or completing further equity-based financings. There is no assurance that Amarin’s efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its business beyond the summer of 2005. These selected data do not include any adjustments that might be necessary should such funding not be available.

Amarin believes it will be successful in obtaining further funds as described above and thus, have prepared the selected data on a going concern basis.

Amarin Corporation plc

Period Ended 31 December 2004 Selected Data (UK GAAP - UNAUDITED)

Selected Income Statement Data - Extract of Continuing Activities

	Three months ended 31 December						Twelve months ended 31 December
	2004			2003			2004			2003
	Continuing activities - existing	Continuing activities - acquisition	Total	Continuing activities - existing	Continuing activities - acquisition	Total	Continuing activities - existing	Continuing activities acquisition	Total	Continuing activities - existing	Continuing activities - acquisition	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Revenue:
Total revenue from continuing activities	—	—	—	—	—	—	—	—	—	—	—	—

Operating expenses:
Research & development	—	898	898	—	—	—	—	898	898	—	—	—
Selling, general & administrative	2,230	851	3,081	779	—	779	6,399	851	7,250	5,624	—	5,624
Foreign exchange (gain)/loss	(409)	326	(83)	—	—	—	(409)	326	(83)	—	—	—
Amortisation of intangible assets	65	102	167	144	—	144	497	102	599	576	—	576
Non recurring payment	—	891	891	—	—	—	—	891	891	—	—	—
Operating expenses from continuing activities	1,886	3,068	4,954	923	—	923	6,487	3,068	9,555	6,200	—	6,200

Operating (loss) from continuing activities	(1,886)	(3,068)	(4,954)	(923)	—	(923)	(6,487)	(3,068)	(9,555)	(6,200)	—	(6,200)

Selected Income Statement Data - Extract of Discontinued Activities

	Three months ended 31 December		Twelve months ended 31 December
	2004	2003	2004	2003
	Discontinued activities Total	Discontinued activities Total	Discontinued activities Total	Discontinued activities Total
	$’000	$’000	$’000	$’000
Revenue:
Licensing & development fees	—	(24)	—	1,715
Product sales & royalties	—	(3,030)	1,017	5,650
Total revenue from discontinued activities	—	(3,054)	1,017	7,365

Cost of sales - direct costs	—	4,101	107	11,912

Total gross (loss)/profit from discontinued activities	—	(7,155)	910	(4,547)

Operating expenses/(income):
Research & development	—	574	2,500	5,442
Selling, general & administrative	—	3,175	1,575	15,147
Amortisation of intangible assets	—	1,222	—	4,890
(Gain) on renegotiation of Elan debt	—	—	—	(7,500)
Impairment charges	—	10,095	—	10,095
Other (income) - Valeant settlement	—	—	(2,000)	—
Total operating expenses	—	15,066	2,075	28,074

Operating (loss) from discontinued activities	—	(22,221)	(1,165)	(32,621)

Exceptional income/(expense) - discontinued activities
Gain and escrow proceeds of Q4 2003 Swedish disposal	—	13,076	750	13,076
(Loss) on disposal of US operations and certain products	(696)	—	(3,143)	—
Gain on settlement of Elan debt on related sale of distribution rights	36	—	24,608	—
(Loss)/profit on ordinary activities before interest - discontinued activities	(660)	(9,145)	21,050	(19,545)